SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q1 PROFITS FALL 21% (AS GUIDED) TO €78M
TRAFFIC RISES 3% TO 23.2M AS FY GUIDANCE IS UNCHANGED.

Ryanair, Europe's only ultra-low cost airline (ULCC) today (Jul 29) announced that Q1 profits, as previously guided, fell 21% to €78m as traffic grew 3% to 23.2m. Ave. fares fell 4% due to the timing of Easter and the impact of the June French ATC strikes but revenue per pax. rose 1% due to strong ancillary growth.  Unit costs rose 4% mainly due to a 6% increase in fuel costs.  Full year guidance, remains unchanged.

Summary Q1 Results.
Q1 Results (IFRS) €	June 30, 2012	June 30, 2013	% Change
Passengers	22.5m	23.2m	+3%
Revenue	€1,284m	€1,342m	+5%
Profit after Tax	€99m	€78m	-21%
Basic EPS(euro cent)	6.86	5.42	-21%

Ryanair's CEO, Michael O'Leary, said:

"As previously guided higher fuel costs and the timing of Easter led to Q1 profits falling €21m to €78m.  Ancillary revenues grew by 25% to €357m (27% of total revenues) driven by the successful development of reserved seating, priority boarding, and higher admin\credit card fees.

Unit costs rose 4% in line with the increase in sector length.  Fuel increased 6% to €577m or 47% of total operating costs.  Excluding fuel, Q1 unit costs rose by 6%, slightly faster than the increase in sector length, due to a 2% rise in flight crew pay, and increased Eurocontrol, Spanish airport, and Italian ATC charges.  We are 90% hedged for FY14 at $980 p.t and 70% hedged for H1 FY15 at $935 p.t.  We have extended our H1 FY15 fuel currency hedge on recent dollar weakness which delivers a 3% cut in our fuel cost per pax. for the 70% already hedged in H1 FY15.

Our seven new bases Eindhoven and Maastricht (Holland), Krakow (Poland), Zadar (Croatia), Chania (Greece), Marrakesh and Fez (Morocco) are performing well.  We plan to announce more new routes and new bases later this year as we exploit significant growth opportunities in markets where competitors including Air Berlin, Alitalia, Iberia, LOT, and SAS are cutting back.  We are in ongoing negotiations with MAG, the new owners of Stansted airport to reverse six years of record traffic declines, but there is no guarantee that any deal will be agreed.

UK CC Enquiry.
Despite no evidence of any material influence, and compelling evidence that competition between Ryanair and Aer Lingus has intensified (rather than lessened) over the past 6½ years, we now expect that the UKCC will unlawfully attempt to force us to sell down most, if not all, of our 29.8% stake in Aer Lingus on some baseless or invented claim that competition in the future "might" be lessened.  Given the CC's total lack of evidence they are now reduced to dreaming up bogus future concerns that Ryanair "might" prevent another EU airline acquiring Aer Lingus, despite Ryanair's repeated public statements that we would consider any offer by another EU airline to acquire Aer Lingus, and/or acquire Ryanair's shareholding.

We have now eliminated any remaining shred of credibility from this enquiry, by offering to unconditionally sell our 29.8% stake to any EU airline which offers for, and successfully acquires, over 50% of Aer Lingus, despite 6½ years of evidence that no EU airline other than Ryanair has any interest in buying, or investing in, Aer Lingus.  The UK CC has no credibility in this case having taken no action whatsoever on behalf of UK Consumers in earlier mergers when BA bought BMI or Easyjet bought GB Airways.  Yet 6½ years after one Irish airline (Ryanair) bought 29.8% of Aer Lingus (an Irish airline which carries very few UK consumers), the UK CC is now ignoring evidence to pursue an apparently pre-meditated decision to force a more draconian sell down on Ryanair than they required in the earlier BSkyB/ITN case.   This is absurd in the case involving 2 Irish airlines when Aer Lingus affects or carries very few UK consumers.  Ryanair will strenuously appeal any such ruling, which is clearly unjustified by the evidence in this case, and we will insist that any such order cannot be enforced while we appeal the EU Commission's February 2013 Prohibition Decision before the EU Courts.

Aircraft Order and Shareholder Returns.
Shareholders have recently approved our order for 175 Boeing 737-800 aircraft for delivery over a five year period between Sept 2014 and Dec 2018.  This has allowed us to raise our growth targets by 38% to 110m passengers by FY19 (previously 100m) and our fleet to 410 (previously 375).

The strength of our Balance Sheet with Q1 gross cash of €3.6bn and net cash of €191m, (despite another recent €177m share buyback), remains unmatched in our industry.  This strong cash position allied to the Capex certainty we now enjoy, following the recent aircraft order, enabled us to announce plans to return up to €1bn to shareholders over the next two years.  At least €400m via share buybacks in FY14, and up to a further €600m in special dividends or share buybacks in FY15, subject to current fuel, yields and profitability trends continuing.  This further €1bn brings to over €2.5bn the total cash returned to Ryanair shareholders in recent years, which is over 4 times the €585m originally raised from shareholders since our IPO.

Outlook.
We expect Q2 yields to rise despite last year's challenging (post-Olympic) comparables, although yields on close-in summer bookings have been slightly weaker in recent weeks due, we believe, to the heat wave in Northern Europe.  As ever, our outlook remains cautious for the full year as market conditions are tough with recession, austerity, high fuel costs, and excessive Government taxes (most recently in Belgium) impacting air travel demand and yields.  While we expect full year traffic to grow 3% to 81.5m, we still have no visibility over next winter's yields, and on the basis that the recent yield weakness in close-in summer bookings does not continue, we see no reason to change our full year profit after tax guidance which remains at between €570m to €600m".

ENDS.

For further information         Howard Millar                                 Joe Carmody
please contact:                      Ryanair Holdings plc                     Edelman
www.ryanair.com                 Tel: 353-1-8121212                      Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, Continental Europe, and North Africa the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's only ultra-low cost carrier (ULCC), operating more than 1,600 daily flights (over 500,000 per year) from 57 bases, across 1,600 low fare routes, connecting 180 destinations in 29 countries and operating a fleet of 303 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 175 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,000 highly skilled professionals, will carry over 81.5 million passengers this year and has an outstanding 29-year safety record.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at June 30, 2013 (unaudited)

		At Jun 30,	At Mar 31,
		2013	2013
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	5,053.0	4,906.3
Intangible assets		46.8	46.8
Available for sale financial assets	8	241.2	221.2
Derivative financial instruments		8.4	5.1
Total non-current assets		5,349.4	5,179.4

Current assets
Inventories		2.8	2.7
Other assets		65.8	67.7
Trade receivables		67.4	56.1
Derivative financial instruments		15.4	78.1
Restricted cash		21.8	24.7
Financial assets: cash > 3months		2,330.4	2,293.4
Cash and cash equivalents		1,240.5	1,240.9
Total current assets		3,744.1	3,763.6

Total assets		9,093.5	8,943.0

Current liabilities
Trade payables		194.2	138.3
Accrued expenses and other liabilities		1,657.0	1,341.4
Current maturities of debt		401.7	399.9
Derivative financial instruments		78.0	31.8
Current tax		0.1	0.3
Total current liabilities		2,331.0	1,911.7

Non-current liabilities
Provisions		139.2	135.9
Derivative financial instruments		41.7	50.1
Deferred tax		344.9	346.5
Other creditors		118.3	127.8
Non-current maturities of debt		2,999.8	3,098.4
Total non-current liabilities		3,643.9	3,758.7

Shareholders' equity
Issued share capital	12	9.0	9.2
Share premium account		689.6	687.8
Capital redemption reserve	12	1.0	0.8
Retained earnings	12	2,320.9	2,418.6
Other reserves		98.1	156.2
Shareholders' equity		3,118.6	3,272.6

Total liabilities and shareholders' equity		9,093.5	8,943.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2013 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Jun 30,	Jun 30,
		2013	2012
	Note	€M	€M
Operating revenues
Scheduled revenues		985.7	998.0
Ancillary revenues		356.5	285.9
Total operating revenues - continuing operations		1,342.2	1,283.9
Operating expenses
Staff costs		130.4	115.9
Depreciation		90.5	84.8
Fuel & oil		576.6	543.8
Maintenance, materials & repairs		29.8	27.7
Aircraft rentals		26.4	24.3
Route charges		155.2	137.5
Airport & handling charges		176.3	166.3
Marketing, distribution & other		53.7	51.6
Total operating expenses		1,238.9	1,151.9
Operating profit - continuing operations		103.3	132.0
Other income/(expenses)
Finance income		9.1	7.7
Finance expense		(21.7)	(26.4)
Foreign exchange loss		(2.2)	(0.8)
Total other expenses		(14.8)	(19.5)
Profit before tax		88.5	112.5
Tax on profit on ordinary activities	4	(10.4)	(13.7)
Profit for the quarter - all attributable to equity holders of parent		78.1	98.8
Earnings per ordinary share (in € cent)
Basic	10	5.42	6.86
Diluted	10	5.40	6.83
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,440.5	1,440.7
Diluted	10	1,446.6	1,445.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended June 30, 2013 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Jun 30, 2013	Jun 30, 2012
	€M	€M

Profit for the quarter	78.1	98.8

Other comprehensive income:
Cash flow hedge reserve movements:
Net movement out of cash flow hedge reserve	(77.8)	(168.6)

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	20.0	11.1
Other comprehensive loss for the quarter, net of income tax	(57.8)	(157.5)

Total comprehensive income for the quarter - all attributable to equity holders of Parent	20.3	(58.7)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the quarter ended June 30, 2013 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2013	2012
	€M	€M
Operating activities
Profit before tax	88.5	112.5

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	90.5	84.8
(Increase) in inventories	(0.1)	(0.2)
(Increase) in trade receivables	(11.3)	(13.1)
Decrease in other current assets	2.3	9.4
Increase in trade payables	55.9	58.2
Increase in accrued expenses	313.1	217.1
(Decrease) in other creditors	(9.5)	(12.8)
Increase in provisions	3.3	3.3
Increase in finance expense	2.4	2.7
(Increase) in finance income	(0.4)	(1.1)
Share based payments	0.5	0.5
Income tax refunded	-	0.2
Net cash provided by operating activities	535.2	461.5

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(237.3)	(101.5)
Decrease in restricted cash	2.9	2.6
(Increase) in financial assets: cash > 3months	(37.0)	(993.6)
Net cash used in investing activities	(271.4)	(1,092.5)

Financing activities
Net proceeds from shares issued	1.8	0.2
Proceeds from long term borrowings Repayments of long term borrowings	- (89.4)	82.8 (83.5)
Shares purchased under share buy-back programme 12	(176.6)	(67.5)
Net cash used in financing activities	(264.2)	(68.0)

(Decrease) in cash and cash equivalents	(0.4)	(699.0)
Cash and cash equivalents at beginning of the period	1,240.9	2,708.3
Cash and cash equivalents at end of the period	1,240.5	2,009.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the quarter ended June 30, 2013 (unaudited)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2012	1,445.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7
Profit for the year	-	-	-	569.3	-	-	-	569.3
Other comprehensive income
Net actuarial losses from retirement benefits plan	-	-	-	(1.1)	-	-	-	(1.1)
Net movements into cash flow reserve	-	-	-	-	-	(138.1)	-	(138.1)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	71.5	71.5
Total other comprehensive income	-	-	-	(1.1)	-	(138.1)	71.5	(67.7)
Total comprehensive income	-	-	-	568.2	-	(138.1)	71.5	501.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	6.5	-	21.4	-	-	-	-	21.4
Repurchase of ordinary equity shares	-	-	-	(67.5)	-	-	-	(67.5)
Cancellation of repurchased ordinary shares	(15.0)	(0.1)	-	-	0.1	-	-	-
Share-based payments	-	-	-	-	-	-	1.9	1.9
Dividend paid	-	-	-	(491.5)	-	-	-	(491.5)
Transfer of exercised and expired share based awards	-	-	-	9.3	-	-	(9.3)	-
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6
Profit for the period	-	-	-	78.1	-	-	-	78.1
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	(77.8)	-	(77.8)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	20.0	20.0
Total other comprehensive income	-	-	-	-	-	(77.8)	20.0	(57.8)
Total comprehensive income/(expense)	-	-	-	78.1	-	(77.8)	20.0	20.3
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	1.8	-	-	-	-	1.8
Repurchase of ordinary equity shares	-	-	-	(176.6)	-	-	-	(176.6)
Cancellation of repurchased ordinary shares	(24.1)	(0.2)	-	-	0.2	-	-	-
Share-based payments	-	-	-	-	-	-	0.5	0.5
Transfer of exercised and expired share based awards	-	-	-	0.8	-	-	(0.8)	-
Balance at June 30, 2013	1,423.3	9.0	689.6	2,320.9	1.0	(77.3)	175.4	3,118.6

 Ryanair Holdings plc and Subsidiaries
              Operating and Financial Overview

Summary quarter ended June 30, 2013

Profit after tax decreased by 21% to €78.1m compared to €98.8m in the quarter ended June 30, 2012 primarily due to a 4% reduction in average fares and an 8% increase in total operating expenses, offset by strong ancillary revenues.  Total operating revenues increased by 5% to €1,342.2m, primarily due to strong ancillary revenues which grew by 25%, significantly faster than the 3% increase in passenger numbers, to €356.5m, offset by a 4% reduction in average fare. Total revenue per passenger, as a result, increased by 1% whilst Load Factor remained flat at 82% compared to the quarter ended June 30, 2012.

Total operating expenses increased by 8% to €1,238.9m, due to an increase in fuel prices, the higher level of activity and operating costs associated with the growth of the airline. Fuel, which represents 47% of total operating costs in both the current and comparative period, increased by 6% to €576.6m due to the higher price per gallon paid and increased activity in the period.  Unit costs excluding fuel increased by 6%, however, including fuel unit costs only rose by 4%.  Operating margin decreased by 2 points to 8% whilst operating profit decreased by 22% to €103.3m.

Net margin was down 2 points to 6%, compared to June 30, 2012.

Basic earnings per share for the period were 5.42 euro cent compared to basic earnings per share of 6.86 euro cent at June 30, 2012.

Balance sheet
ross cash increased by €33.7m since March 31, 2013 to €3,592.7m and Gross debt fell by €96.8m to €3,401.5m.  The Group generated cash from operating activities of €535.2m which funded net capital expenditure of €237.3m, a €176.6m share buy-back programme and debt repayments.  As a result the Group had a stronger net cash position of €191.2m at period end (March 31, 2013 €60.7m).

Detailed Discussion and Analysis for the quarter ended June 30, 2013

Profit after tax decreased by 21% to €78.1m primarily due to a 4% reduction in average fares, offset by strong ancillary revenues, and an 8% increase in total operating expenses.  Total operating revenues increased by 5% to €1,342.2m primarily due to a 3% rise in passenger numbers and strong ancillary revenue offset by the 4% reduction in average fares.  Fuel, which represents 47% of total operating costs in both the current and comparative period, increased by 6% to €576.6m due to a higher price per gallon paid and increased activity in the period.  Unit costs excluding fuel rose by 6%, however, including fuel unit costs only rose by 4%.  Operating margin, as a result of the above, decreased by 2 points to 8% whilst operating profit decreased by 22% to €103.3m.

Total operating revenues increased by 5% to €1,342.2m primarily due to strong ancillary revenues and a 3% increase in passenger numbers to 23.2m, offset by a 4% drop in average fares, partially due to the timing of Easter, the weakening of sterling to the euro, and the adverse impact of the French ATC strike in June 2013.

Total revenue per passenger rose by 1%, primarily due to the strong growth in ancillary revenues.
Scheduled passenger revenues decreased by 1% to €985.7m due to a 4% fall in average fares, partially due to the timing of Easter, the weakening of sterling to the euro and the adverse impact of the French ATC strike in June 2013, offset by the 3% increase in passenger numbers.  Load factor remained flat at 82%.

Ancillary revenues increased by 25% to €356.5m, faster than the 3% increase in passenger numbers, due to a combination of an improved product mix, the roll out of reserved seating across the network, higher admin/ credit card fees and internet related revenues.

Total operating expenses increased by 8% to €1,238.9m due to the 6% rise in fuel costs and increased costs associated with the growth of the airline, partially offset by the weakening of the sterling to the euro.

Staff costs increased by 13% to €130.4m due to a 9% increase in flight hours and a 2% pay increase granted in April 2013.

Depreciation and amortisation increased by 7% to €90.5m due to a combination of the increased level of activity and more 'owned' aircraft in the fleet this year (June 30, 2013: 246) compared to the prior year  (June 30, 2012: 239).

Fuel & oil costs increased by 6% to €576.6m due to higher fuel prices and the increased activity in the quarter.

Maintenance costs increased by 7% to €29.8m, due to the higher level of activity and line maintenance costs arising from the launch of new bases.

Aircraft rental costs increased by 9% to €26.4m, reflecting the negative impact of higher lessor financing costs and the higher number of leased aircraft in the quarter (June 30, 2013: 57) compared to the prior year (June 30, 2012: 55).

Route charges rose by 13% to €155.2m due to the increased number of sectors flown and higher charges.

Airport & handling charges increased by 6% to €176.3m, due to the 3% increase in sectors flown, increased charges in Spain, a quadrupling of ATC charges in Italy and the mix of new routes and bases launched, partially offset by the weakening of sterling to the euro.

Marketing, distribution & other costs, which include ancillary costs, increased by 4% to €53.7m, primarily due to higher marketing spend per passenger due to the launch of new bases and routes and costs associated with higher ancillary sales.

Operating margin decreased by 2 points to 8% due to the reasons outlined above and operating profits have decreased by 22% to €103.3m.

Finance income increased by 18% to €9.1m due to the receipt of dividend income in the quarter, offset by lower interest rates on deposits.

Finance expense decreased by 18% to €21.7m primarily due to lower interest rates and lower gross debt this quarter compared to the quarter ended June 30, 2012.

Balance sheet

Gross cash increased by €33.7m since March 31, 2013 to €3,592.7m and Gross debt fell by €96.8m to €3,401.5m.  The Group generated cash from operating activities of €535.2m which funded net capital expenditure of €237.3m, a €176.6m share buy-back programme and debt repayments.  As a result the Group had a stronger net cash position of €191.2m at period end (March 31, 2013 €60.7m).

Shareholders' equity decreased by €154.0m in the period to €3,118.6m primarily due to a €176.6m share buy-back and the impact of IFRS accounting treatment for derivatives, offset by the net profit after tax of €78.1m.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.                   Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the three months ended June 30, 2013 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2012 Annual Report for the year ended March 31, 2012, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2012, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2013 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2012, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the quarter ended June 30, 2013 on July 26, 2013.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the period ended June 30, 2013, which would have a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• IAS 1 (amendment 2011) "Presentation of Items of Other Comprehensive Income" (effective for fiscal periods beginning on or after July 1, 2012).*

• IAS 19 (amendment 2011) "Employee Benefits" (effective for fiscal periods beginning on or after January 1, 2013).*

• IAS 27 (amended 2011), "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).*

• IAS 28 (amended 2011), "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).*

• IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).*

• IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).*

• IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).*

• IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).*

• Amendments to IFRS 7: "Disclosures - Offsetting Financial Assets and Financial Liabilities" (effective for fiscal periods beginning on or after January 1, 2013).*

• IAS 32 (amendment) "Offsetting Financial Assets and Financial Liabilities" (effective for fiscal periods beginning on or after January 1, 2014).

• IAS 36 (amendment) "Recoverable Amount Disclosures for Non-Financial Assets" (effective for fiscal periods beginning on or after January 1, 2014)

• IAS 39 (amendment) "Novation of Derivatives and Continuation of Hedge Accounting" (effective for fiscal periods beginning on or after January 1, 2014).

• IFRIC 21 "Levies" (effective for fiscal periods beginning on or after January 1, 2014).

• IFRS 9 "Financial Instruments" (IFRS 9 (2010)) (effective for fiscal periods beginning on or after January 1, 2015).

• "Annual Improvements to IFRSs" (issued May 2012 ) (effective for fiscal periods beginning on or after January 1, 2013)

*Endorsed by the EU (IASB effective date in brackets).

 2.       Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

 3.       Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter ended June 30, 2013 was 11.7% (June 30, 2012: 12.2%).  The tax charge for the quarter ended June 30, 2013 of €10.4m (June 30, 2012: €13.7m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.       Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The charge of €0.5m is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.       Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.       Capital commitments

At June 30, 2013 Ryanair had an operating fleet of 303 (2012: 294) Boeing 737-800NG aircraft.  Following shareholder approval at an EGM on June 18, 2013, The Group has agreed to purchase 175 new Boeing 737 800NG aircraft during the periods Fiscal 2015 to Fiscal 2019.

8.        Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €221.2m at March 31, 2013 to €241.2m at June 30, 2013 is comprised of a gain of €20.0m, recognised through other comprehensive income, reflecting the increase in the Aer Lingus share price from approximately €1.39 per share at March 31, 2013 to approximately €1.52 per share at June 30, 2013.

9.       Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.  The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/ (loss) after tax of the Company for the period.

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2013	2012
	€M	€'M
External revenues	1,342.2	1,283.9

Reportable segment profit after income tax	78.1	98.8

	At Jun 30, 2013 €M	At Mar 31, 2013 €M
Reportable segment assets (excludes the available for sale financial asset)	8,852.3	8,721.8

10.     Earnings per share

	Quarter	Quarter
	Ended	Ended
	Jun-30	Jun-30
	2013	2012

Basic earnings per ordinary share (€ cent)	5.42	6.86
Diluted earnings per ordinary share (€ cent)	5.40	6.83
Weighted average number of ordinary shares (in M's) - basic	1,440.5	1,440.7
Weighted average number of ordinary shares (in M's) - diluted	1,446.6	1,445.7

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 6.1m (2012: 5.0m).

11.      Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the year amounted to €237.3m and is primarily aircraft pre delivery payments.

12.     Share buy-back

In June 2013 the Company bought back 24.1m ordinary shares at a total cost of €176.6m.  This is equivalent to approximately 1.7% of the Company's issued share capital.  All ordinary shares repurchased have been cancelled.  Accordingly, share capital decreased by 24.1m ordinary shares with a nominal value of €0.2m and the capital redemption reserve increased by a corresponding €0.2m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

On June 20, 2013 the Company detailed plans to return up to €1 billion to shareholders over the next two years (subject to shareholder approval) with at least €400 million in share buybacks to be completed in the fiscal year to March 31, 2014 and up to a further €600 million in either special dividends or share buybacks in the fiscal year to March 31, 2015.

13.     Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2013 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2012 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14.     Post balance sheet events

There were no significant post balance sheet events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 July, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary